Exhibit 99.9
CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
We consent to the use of our reports dated March 6, 2009 relating to the consolidated financial statements of Brookfield Properties Corporation (which report expresses an unqualified opinion), the reconciliation of Canadian generally accepted accounting principles to accounting principles generally accepted in the United States and the effectiveness of Brookfield Properties Corporation’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Brookfield Properties Corporation for the year ended December 31, 2008.
/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 6, 2009